Allego N.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

December 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Robert Shapiro
Mr. Doug Jones

Re:	Allego N.V. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 13, 2022 File No. 001-41329

Ladies and Gentlemen:

Set forth below are the responses of Allego N.V., a public limited liability company (naamloze vennootschap) governed by the laws of the Netherlands (“we”, “our”, or the “Company”), to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by the letter dated December 1, 2022 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Annual Report.

Securities and Exchange Commission

December 15, 2022

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations

2021 versus 2020

Revenue, page 46

1.

Please quantify each factor cited so that investors may understand the magnitude of each. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and section 501.04 of our Codification of Financial Reporting Policies.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings we will quantify, to the extent practicable, each material factor that affects our operating results For illustrative purposes, below is revised disclosure for the comparison of the year ended December 31, 2021 to the year ended December 31, 2020.

Illustrative MD&A Explanation (in millions of €)
Total charging revenue for the year ended December 31, 2020	14.9
Increase related to new chargers	5.6
Increase related to increase in number of sessions at pre-2021 chargers	4.4
Other	1.2

Total charging revenue for the year ended December 31, 2021	26.1

Revenue

Revenue was € 86.3 million for the year ended December 31, 2021 compared to € 44.2 million for the year ended December 31, 2020. Revenue increased € 42.1 million, or 95%.

Charging sessions revenue for the year ended December 31, 2021 increased € 11.2 million, or 75%, to € 26.1 million compared to € 14.9 million for the year ended December 31, 2020. During 2021, charging revenue increased (i) € 5.6 million from newly installed chargers, driven by a 33% increase in charging points and (ii) € 4.4 million from an increase in charging sessions at previously installed chargers, driven by a 69% increase in the number of charging sessions. There was a 29% increase in the utilization of the chargers year over year. The remaining increase in charging revenue of € 1.2 million was a result of various factors, including a 5% increase in average revenue per session, a 5% increase in average KWh consumption per session, and a 5% increase in the average duration of charging sessions. The increase in average revenue per session is due to the growing number of new cars with extended battery capacity being sold during the period, as well as higher sales prices on ultra-fast and fast chargers compared to slow chargers.

Securities and Exchange Commission

December 15, 2022

As at December 31, 2021, Allego operated and owned charging stations predominantly in the Netherlands, Belgium, Germany and the United Kingdom.

Service revenue increased across all revenue streams. Service revenue from the sale of charging equipment for the year ended December 31, 2021 increased € 22.1 million, or 145%, to € 37.3 million compared to € 15.2 million for the year ended December 31, 2020. Service revenue from installation services increased € 7.2 million, or 59%, to € 19.5 million for the year ended December 31, 2021 from € 12.3 million for the year ended December 31, 2020. Service revenue from operation and maintenance of charging equipment was € 3.4 million for the year ended December 31, 2021, compared to € 1.9 million for the year ended December 31, 2020, an increase of € 1.5 million, or 79%. The increase in service revenue was primarily due to a strong growth in demand for BtoB charging solutions and the continued development of the Mega-E roll out over Europe, which entails creating charging infrastructure in a larger part of Europe and resulted in an increase of service revenue of € 15.0 million and a partnership with Carrefour for the development of over 200 charging locations across France which resulted in an increase of service revenue of € 24.6 million. This increase is offset due to a lower number of other smaller contracts entered into during the year.

Securities and Exchange Commission

December 15, 2022

Cost of sales, page 47

2.

You state the decrease in the cost per session was due to maintenance costs being divided over a larger number of chargers and sessions. Your accounting policy for cost of sales of charging sessions does not refer to maintenance costs. Please explain to us and disclose as appropriate the maintenance costs associated with charging sessions and revise your accounting policy disclosure as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that maintenance costs included in cost of sales associated with charging sessions were less than € 1 million for each of the years ending December 31, 2020 and 2021, and were deemed immaterial for inclusion in the cost of sales accounting policy. However, the Company confirms that it will clarify its accounting policy disclosures for cost of sales in its future filings, including its Annual Report on Form 20-F for the year ending December 31, 2022. For illustrative purposes, see response to question 4 below for the revised disclosure.

Notes to Consolidated Financial Statements

Note 2.7 Summary of Significant Accounting Policies

Note 2.7.3 Cost of sales, page F-21

3.

It appears charging equipment and charging infrastructure you own are integral to the generation of charging session revenue. Please explain to us your rationale for not including depreciation of these in cost of sales of charging sessions.

Response: The Company respectfully acknowledges the Staff’s comment. The Company considered guidance in IAS 1, Presentation of Financial Statements, in its presentation of the statement of profit or loss. IAS 1.99 requires the presentation of an analysis of expenses recognized in the statement of profit and loss using a classification based on either their nature or function within the entity, whichever provides information that is reliable and more relevant. IFRS does not prescribe the components of cost of sales and the allocation of expenses by function is based on management’s judgment. The Company classifies depreciation expenses within general and administrative expenses. Cost of sales is labeled as excluding depreciation.

Based on management’s judgment, this presentation is more representative of how it viewed and managed the business and is in line with industry practice and peers in Europe.

During 2022, management has continued to evaluate the Company’s business model following its public listing through a business combination with Spartan Acquisition Corp. III (the “Business Combination”). Using the proceeds from the Business Combination, management continues to invest in a more asset-intensive business model (e.g., the acquisition of Mega-E) and therefore depreciation expense is more clearly linked to cost of sales. Based on this evaluation, the Company expects to adopt a voluntary change to its accounting policy for the allocation and classification of depreciation expense to cost of sales and general and administrative expenses, effective December 31, 2022 applying the change retrospectively. Thereafter, the Company expects to allocate the depreciation expenses related to its charging equipment and charging infrastructure to cost of sales of charging sessions. The Company believes that this will result in a more relevant and reliable classification as it is better aligned with the IFRS conceptual framework and more consistent with our peer group, especially those in the United States.

Management will disclose any such change to its accounting policy in its Annual Report on Form 20-F for the year ending December 31, 2022.

Securities and Exchange Commission

December 15, 2022

4.

You disclose service revenue from operation and maintenance (“O&M”) services of charging equipment owned by customers is recognized over time. You also disclose cost of sales related to the O&M contracts is recognized in the period in which the related revenue is recognized. Please explain to us why these costs are not recognized as incurred since the associated revenue is recognized over time.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company notes that for service revenue from operation and maintenance of charging equipment, the period of recognition of the revenue matches the period of recognition of the cost of sales. This timing matches the period during which the costs are incurred. As a result, the costs are recognized as incurred, which is over time, and matches the revenue recognition pattern.

The Company further confirms that it will clarify its accounting policy disclosures for cost of sales in its future filings, including in its Annual Report on Form 20-F for the year ending December 31, 2022. For illustrative purposes, below is a revised disclosure:

“Cost of sales represents the electricity cost for the charging revenues, which is billed to the Group by utility companies, as well as maintenance costs. Cost of sales related to EPC contracts consists of the cost of charging equipment and the third-party service cost for the installation services including the establishment of the grid connection. Cost of sales related to the O&M contracts mainly consists of the third-party service cost (such as costs incurred for monitoring the state of charging poles, cleaning of charging poles, and data-related costs). These expenses are recognized in the period in which they are incurred.”

Note 4. Segmentation, page F-41

5.

You disclose the Group has one operating segment which also is its only reporting segment and “Adjusted EBITDA” is only provided on a consolidated basis. Please explain to us how your presentation of Adjusted EBITDA in the notes to the financial statements complies with IFRS 8 and is consistent with the core principle of this IFRS.

Response:

The Company respectfully acknowledges the Staff’s comment. The core principle of IFRS 8 is that an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. IFRS 8 (see also IFRS8.BC26) does not prescribe the way in which management should measure segment information. Instead, it requires the disclosure to be based on information reported to the chief operating decision maker (CODM).

Securities and Exchange Commission

December 15, 2022

The CODM, who is responsible for assessing the performance of the operating segments and allocating resources, has been identified as the Executive Board of the Company. The Executive Board consists of the chief executive officer (CEO), the chief financial officer (CFO) and the chief technology officer (CTO).

Based on the criteria within IFRS 8.7, the Company concluded that the CODM regularly reviews the operating results of the Company as a whole to make decisions about resources to be allocated and assess its performance. The CODM is routinely provided a report that includes the following:

•	Revenue, cost of sales, and gross margin disaggregated by charging revenue and combined service revenue streams; and

•	Revenue, cost of sales, and gross margin disaggregated by region.

In addition, and most importantly, the report includes the following on a consolidated basis for the Company as a whole:

•	Adjusted EBITDA;

•	Employee expenses and full-time equivalents (FTEs); and

•	Operating expenses.

The CODM is also provided with a report that includes consolidated financial information with respect to the Company’s operational performance measured via charging (asset) revenue and service revenue stemming from the number of charging sessions and the construction and operation of charging stations, as well as financial information such as gross margin by revenue stream and by region. The report includes financial information related to revenue, cost of goods sold and the contribution margin for each revenue stream.

Any further information including operating results (such as EBITDA and OPEX), and the number of FTEs of the Company is provided on a total consolidated level and not broken down by component. Although all factors in the report are considered, Adjusted EBITDA is the key measure of profit or loss used by the CODM to assess performance and allocate resources. The CODM uses this measure to monitor funding and growth, and to decide on future business plans. It is also the key measure used within financial reporting to the Company’s lenders. Finally, it is also the key measure used within the Company’s presentations to investors. Adjusted EBITDA is adjusted for certain corporate-type expenses (e.g., restructuring costs, share-based payments, etc.) and other transactions and is reviewed regularly by the CODM. Discrete financial information is only available at a total consolidated level and therefore the Company concluded that there is only one operating (and therefore reportable) segment.

Further, the Company has concluded that the CODM manages the business on a consolidated basis, as the Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. This one-operating segment view is how the CODM makes key operating decisions and assesses performance. This is evidenced by the fact that the financial information regularly reviewed by the CODM to allocate resources and assess performance is Adjusted EBITDA for the Company as a whole.

Securities and Exchange Commission

December 15, 2022

IFRS 8.31 states that disclosure is required for a measure of profit or loss for each reportable segment. Therefore, as Adjusted EBITDA is the measure that is used by the CODM to assess performance and allocate resources, it is disclosed within Note 4. IFRS Example 8.37.1 states that measures are not required to be in accordance with, or consistent with, a measure defined in IFRS. A non-IFRS presentation will be acceptable, provided that it is clear about what constitutes the non-IFRS measure and that there is a clear and detailed reconciliation of the disclosed measure to the respective IFRS amount reported in the financial statements.

The Company thereby included in Note 4 a reconciliation of Adjusted EBITDA reported to the CODM for the Company’s one reportable segment (which represents the Company as a whole) to loss before income tax in the consolidated statement of profit or loss. Please note that there is no aggregation of operating segments as the company only identified one single operating segment.

***

If there are additional comments or questions, please do not hesitate to contact the undersigned or Alexander Lynch or Amanda Fenster of Weil, Gotshal & Manges LLP at (212) 310-8971 and (212) 310-8096, respectively.

Sincerely,

/s/ Ton Louwers
Name: Ton Louwers
Title: Chief Financial Officer